UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                       (Amendment No. 5)*

            Under the Securities Exchange Act of 1934



                  NEW YORK REGIONAL RAIL CORP.
 ______________________________________________________________
                        (Name of Issuer)


      Series D Preferred Stock, Par Value $0.001 per share
           Common Shares, Par Value $0.0001 per share
 ______________________________________________________________
                  (Title of Class of Securities


                           649768 10 8
                  ____________________________
                         (CUSIP Number)


                        Transit Rail LLC
                        2730 Transit Road
       West Seneca, New York 14224 (Phone: (716) 675-1200)
 ______________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                            Copy to:

                        Gregory Photiadis
              Duke, Holzman, Yaeger & Photiadis LLP
                      1800 Main Place Tower
                    Buffalo, New York  14202

                        November 6, 2005
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                         Amendment No. 5

CUSIP NO.  649768 10 8

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Transit Rail LLC

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)_X_
                                                           (b)___

       Transit Rail LLC and Gordon Reger are members of a group.

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       AF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          2,500 Class D Preferred Shares
BY EACH REPORTING           and 2,083,333 Common Shares
PERSON WITH
                     8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            2,500 Class D Preferred Shares
                            2,083,333 Common Shares
                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,500 Class D Preferred Shares
     2,083,333 Common Shares

     Total:  2,085,833 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100% of the Preferred Stock of the Issuer
     1.04% of the Common Stock of the Issuer

14.  TYPE OF REPORTING PERSON:

      PN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                         Amendment No. 5

CUSIP NO.  649768 10 8

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Gordon Reger

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)_X_
                                                           (b)___

       Transit Rail LLC and Gordon Reger are members of a group.

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          100,000
BY EACH REPORTING
PERSON WITH
                     8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            100,000 Common Shares

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100,000 Common Shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.05% of the Outstanding Common Shares


14.  TYPE OF REPORTING PERSON:

      IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                         Amendment No. 5

INTRODUCTION

      This Amendment No. 5 reports the ownership of shares by Transit Rail LLC ("Transit") and Gordon Reger ("Reger") of New York Regional Rail Corporation (the "Company"). Reger controls Transit. Transit and Reger are referred to herein, together, as the Reporting Persons. This Amendment No. 5 does not report the purchase or sale of any securities of the Issuer by the Reporting Persons. Rather, this Amendment No. 5 reports transactions with the issuer as further described below in Item 4 hereof.

      The Cover Page for the Reporting Persons' Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 is not changed by this Amendment No. 5. All other Items remain unchanged from the Schedule 13D filed on February 12, 2004, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4.


ITEM 4. PURPOSE OF TRANSACTION.

      Gordon Reger controls Transit, the majority owner of the Company. Gordon Reger is also the principal of GJ Railco
Acquisition, LLC and GJ Railco Assets LLC.

      On November 6, 2005, the Company entered into and completed a Stock and Asset Purchase Agreement with GJ Railco Acquisition, LLC whereby the Company sold all of the stock of New York Cross Harbor Railroad Terminal Corp. that it owned (constituting 93.4% of the issued and outstanding stock of New York Cross Harbor Railroad Terminal Corp.) to GJ Railco Acquisition, LLC. GJ Railco Acquisition, LLC paid $50,000 for the stock, $25,000 of which was paid in cash and the remainder of which took the form of a promissory note, payable in twenty equal monthly principal installments of $1,250, together with simple interest thereon at an annual rate of 6%. GJ Railco Acquisition, LLC also assumed approximately $3,788,000 of the liabilities of New York Cross Harbor Railroad Terminal Corp. together with the contingent liabilities of New York Harbor Railroad Terminal Corp. disclosed in the Company's Annual Report on Form 10K-SB for the fiscal year ended December 31, 2004.

      In addition, pursuant to the Stock and Asset Purchase Agreement, the Company sold a barge to GJ Railco Acquisition, LLC. GJ Railco Acquisition, LLC paid $50,000 for the barge, $25,000 of which was paid in cash and the remainder of which took the form of a promissory note, payable in twenty equal monthly principal installments of $1,250, together with simple interest thereon at an annual rate of 6%.

      Also on November 6, 2005, the Company's majority-owned subsidiary, CH Partners, Inc., entered into and completed an Asset Purchase Agreement with GJ Railco Assets, LLC, whereby CH Partners, Inc. sold substantially all of its assets to GJ Railco Assets, LLC. These assets were used in connection with the railroad operations of New York Cross Harbor Railroad Terminal Corp. GJ Railco Assets, LLC paid $400,000 for these assets, $50,000 of which was paid in cash and the remainder of which took the form of a promissory note, payable in twenty equal monthly installments of $17,500, together with simple interest thereon at an annual rate of $6%.

      The Company took a collateral assignment of a security interest (obtained for the benefit of both buyer's financing sources) in all of the assets sold.

      The combined transactions represented a sale of substantially all of the Company's assets and was approved by the Company's Board of Directors and the Company's majority stockholder. In connection with the combined transactions, the Company obtained a valuation from Shannon Pratt Valuations, which determined a value for the stock and assets to be sold to be in the range of $250,000 to $2 million, with the upper range of the valuation assuming that New York Cross Harbor Railroad Terminal Corp. did not have any outstanding liabilities and that the assets being sold were not subject to any liens, which was not the case in this transaction.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


    10.1   Stock and Asset Purchase Agreement by and among
           GJ Railco Acquisition, LLC and New York Regional
           Rail Corporation dated November 6, 2005

    10.2   Asset Purchase Agreement by and among GJ Railco
           Assets, LLC and CH Partners Inc.
           dated November 6, 2005




                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED this 15th day of November, 2005.


TRANSIT RAIL LLC


    By:  /s/ Gordon Reger
         Gordon Reger, Member



          /s/Gordon Reger
          Gordon Reger, Individually